UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 21, 2025, Zhibao Technology Inc. (the “Company”) issued a press release announcing that the Company’s Investor Relations Manager, Mr. Daniel Tao, will be presenting at a series of online events, including at the Company’s investor day on Thursday, January 23, 2025, at the Microcap Conference on January 28 through January 30, 2025, and the Skyline Signature Series online event on February 6, 2025. A copy of the investor presentation is attached as Exhibit 99.1 to this Form 6-K. A copy of the press release is attached as Exhibit 99.2 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: January 21, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Investor Deck, dated January 21, 2025.
99.2	Press Release.

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